EXHIBIT 5


              COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
                              REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 1(l)(ii) - Reimbursed Costs - to the Corporation's consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004 which are incorporated by reference herein. Our report to the shareholders dated March 14, 2005, which is incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.





                                        /s/ KPMG LLP

Toronto, Canada                         Chartered Accountants

March 14, 2005